Mail Stop 3561

May 10, 2006

Via U.S. Mail and Facsimile

Alvin A. Hirsch
Chief Financial Officer
Mile Marker International, Inc.
2121 Blount Road
Pompano Beach, FL 33069

      RE: Mile Marker International, Inc. (the Company)
              Form 10-KSB for the Fiscal Year Ended December 31, 2005
              File No. 0-26150

Dear Mr. Hirsch:

Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.
Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Year Ended December 31, 2005

1.   Please explain why it appears your Form 10-KSB does not contain any of the
        requested changes as discussed in our comment letter dated March 8, 2004 and in
        your related response letter dated March 15, 2004. Some examples include, but
        are not limited to, the revision with respect to the Company's valuation policy for
        identifying excess and obsolete inventory, or additional disclosure regarding your
        method for determining bad debt reserves. Further, in accordance with paragraph
        39 of SFAS No. 131, you are required to disclose whether any customers
        represented 10% of more of your total revenues and if so, the total amount of
        revenue from each such customer. In this regard, please tell us how you will
        comply with each of the requested changes associated with the comments issued
        in the letter dated March 8, 2004 and provide us with your planned revisions to
        future filings.

2.   We note that according to your website you provide product warranties with
        periods lasting from one to five years depending upon the type of product
        purchased. In this regard, please revise your notes to the consolidated financial
        statements to disclose your accounting policy for product warranties and the
        method which you use to determine the liability associated with warranty
        reserves. Further, please tell us how your accounting treatment for product
        warranties complies with the guidance set forth in FIN 45 and revise your notes in
        future filings to comply with the all disclosures required under FIN 45, where
        applicable.

Other

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813 if you have questions regarding the comments above.

Sincerely,

Linda Cvrkel
Branch Chief